March 24, 2006

Via Facsimile (212) 593-5955 and U.S. Mail

Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY  10022

      Re:	Gencorp Inc.
		Additional Definitive Soliciting Materials
Filed March 23, 2006 by Pirate Capital LLC, et. al.
		File No. 1-01520

Dear Mr. Spencer:

      We have reviewed your filing and have the following comments.

Additional Definitive Soliciting Materials filed March 23, 2006
1. We note the statements made by Mr. Klein and Mr. Hudson Jr. In any future materials, balance this type of statement with the disclosure that ISS recommended a vote on your proxy card but only for the election of Mr. Lorber and for the proposal to declassify the board of directors of Gencorp. Further, refrain from characterizing
ISS`s position as supporting Pirate Capital absent clear and prominent disclosure that ISS did not recommend a vote for two of your nominees.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
??

??

??

??

Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
March 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE